SCHEDULE 13G

Amendment No. 0
Dendrite International Inc
Common Stock
Cusip #248239105


Cusip #248239105
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	0
Item 6:	0
Item 7:	4,498,496
Item 8:	0
Item 9:	4,498,496
Item 11:	11.268%
Item 12:	    HC


Cusip #248239105
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	4,498,496
Item 8:	0
Item 9:	4,498,496
Item 11:	11.268%
Item 12:	IN


Cusip #248239105
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	4,498,496
Item 8:	0
Item 9:	4,498,496
Item 11:	11.268%
Item 12:	    IN



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Dendrite International Inc

Item 1(b).	Name of Issuer's Principal Executive Offices:

		1200 Mount Kemble Ave
		Morristown, NJ  07960

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		248239105

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	4,498,496

	(b)	Percent of Class:	11.268%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	0

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	4,498,496

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Dendrite International Inc. The interest of one person, Fidelity Low Priced Stock Fund, an investment company registered under the Investment
Company Act of 1940, in the Common Stock of Dendrite International Inc, amounted to 3,983,996 shares or 9.979% of the total outstanding Common Stock at December 31, 2002.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of
the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13G in connection with FMR Corp.'s beneficial ownership of the Common Stock of Dendrite International Inc at December
31, 2002 is true, complete and correct.

January 10, 2003
Date

/s/Lena G. Goldberg
Signature

Lena G. Goldberg
Duly authorized under Power of Attorney
dated January 3, 2003 by and on behalf
of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule
13G, Fidelity Management & Research Company
("Fidelity"), 82 Devonshire Street, Boston, Massachusetts
02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,498,496 shares or 11.268% of the Common Stock outstanding of Dendrite International Inc ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	The ownership of one investment company, Fidelity
Low Priced Stock Fund, amounted to 3,983,996 shares or
9.979% of the Common Stock outstanding. Fidelity Low
Priced Stock Fund has its principal business office at 82
Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 4,498,496 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and
Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of
FMR Corp. and Abigail P. Johnson is a Director of FMR
Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares.
Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on January 10, 2003, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Dendrite International Inc at December 31,
2002.

	FMR Corp.

	By /s/ Lena G. Goldberg
	Lena G. Goldberg
	Duly authorized under Power of Attorney
	dated January 3, 2003, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

	Edward C. Johnson 3d

	By /s/ Lena G. Goldberg
	Lena G. Goldberg
	Duly authorized under Power of Attorney
	dated January 3, 2003, by and on behalf
	of Edward C. Johnson 3d

	Abigail P. Johnson

	By /s/ Lena G. Goldberg
	Lena G. Goldberg
	Duly authorized under Power of Attorney
	dated January 3, 2003, by and on behalf
	of Abigail P. Johnson

	Fidelity Management & Research Company

	By /s/ Lena G. Goldberg
	Lena G. Goldberg
	Senior V.P. and General Counsel. FMR Corp.

	Fidelity Low Priced Stock Fund

	By /s/ Lena G. Goldberg
	Lena G. Goldberg
	Duly authorized under Power of Attorney
	dated January 3, 2003.